EXHIBIT 12.1

                   Kronos International, Inc. and Subsidiaries
           Statements of Computation of Ratio of Earnings to Combined
                     Fixed Charges and Preferred Dividends
                                   (Unaudited)
                          (In millions, except ratios)



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                                                                                                         Three months ended
                                                                Years ended December 31,                     March 31,
                                                    -----------------------------------------------      ------------------
                                                    2000       2001       2002      2003       2004       2004       2005
                                                    ----       ----       ----      ----       ----       ----       ----

Fixed charges:
  Total interest expense                            $  30.6   $  38.4     $  35.4   $  32.6    $  36.7    $   9.0    $  11.6
  Preferred stock dividends and accretion (1)          15.9     112.5        78.6       -          -          -          -
  Interest component of rent expense (2)                2.2       2.1         2.4       3.0        2.7         .7         .7
                                                    -------   -------     -------   -------    -------    -------    -------

    Total fixed charges and preferred dividends        48.7     153.0       116.4      35.6       39.4        9.7       12.3
                                                    -------   -------     -------   -------    -------    -------    -------

Adjustments:
  Income before income taxes and minority interest    123.0     128.2        63.2      82.6       64.8       17.1       30.0
  Amortization of capitalized interest                   .5        .5          .5        .5         .5         .1         .1
                                                    -------   -------     -------   -------    -------    -------    -------

     Total adjustments                                123.5     128.7        63.7      83.1       65.3       17.2       30.1
                                                    -------   -------     -------   -------    -------    -------    -------

     Total earnings available for fixed charges     $ 172.2   $ 281.7     $ 180.1   $ 118.7    $ 104.7    $  26.9    $  42.4
                                                    =======   =======     =======   =======    =======    =======    =======

Ratio of earnings to  combined  fixed  charges and
preferred dividends (3)                                 3.5       1.8         1.5       3.3        2.7        2.8        3.4
                                                    =======   =======     =======   =======    =======    =======    =======





(1) There is no adjustment to the amount shown on the Company's consolidated statements of income for dividends and accretion on redeemable preferred stock to obtain an equivalent pre-tax amount. During the periods in which the redeemable preferred stock was outstanding, Kronos International, Inc. had a significant amount of net operating loss carryforwards in Germany, the benefit of which had not been recognized under the "more-likely-than-not" recognition criteria of accounting principles generally accepted in the United States of America. Accordingly, the equivalent pre-tax amount for such dividends and accretion would not differ from the amount of such dividends and accretion.


(2) The interest expense component of rental expense is calculated as one-third of the aggregate rent expense for each year, which is a reasonable approximation of the interest factor.


(3) Computed as (y) total earnings available for fixed charges and preferred dividends to (z) total fixed charges and preferred dividends.



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